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UNITEDSTATES

SECURITIESANDEXCHANGECOMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December , 2022.

Commission File Number 001-39491

EXCELLON RESOURCES INC.

(Translation of registrant’s name into English)

10 KING STREET EAST, SUITE 200 TORONTO, ONTARIO, CANADA M5C 1C3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXCELLON INTERCEPTS 115 METERS @ 0.74 G/T AU AT KILGORE

Toronto, Ontario – December 6, 2022 – Excellon Resources Inc. (TSX:EXN; NYSE:EXN; FRA:E4X2) (“Excellon” or the “Company”) is pleased to announce initial drill results from the recently completed 2022 exploration program at its Kilgore Project (or “Kilgore”) in Idaho, USA.

The 2022 Kilgore drill program was composed of six oriented diamond drill holes totalling 2,145 metres. The first hole reported an intercept of 0.74 g/t Au over 115.60 meters (EX22KG001), including 1.07 g/t Au over 26.93 metres and 26.5 g/t Au over 0.65 metres. The Kilgore exploration program completed in 2022 also included 3D induced polarization (IP) and magnetotellurics (MT) geophysical survey, and property-wide prospecting.

Highlights

●	The infill portion of the 2022 Kilgore drill program, together with detailed sampling, was completed to improve the understanding of the structural controls on the high-grade mineralization encountered at Kilgore.
●	Initial infill drill results (EX22KG001):
○ 0.74 g/t Au over 115.60 meters, including 1.07 g/t Au over 26.93 metres and 26.5 g/t Au over 0.65 metres.
●	Further assays are pending, and the Company will provide relevant updates as this information becomes available.
●	A geophysical survey consisting of 75 line-kilometres of 3D IP/MT has been completed, and data inversion and interpretation are pending.
●	Project-wide systematic prospecting has been completed with 211 rock samples collected, and 166 assays have been received to date.

Jorge Ortega, Vice President Exploration, commented: “We are encouraged by the results we have received to date as they improve our understanding of the deposit and confirm the historical data. The techniques used, including oriented core and detailed sampling, have provided an important insight into the geological controls on high-grade gold mineralization that, along with the pending IP/MT survey data, will continue to define further drill targets and exploration plans in order to realize the full potential for the Kilgore Project.”

Kilgore Exploration Results To Date 1

The 2022 drill program at Kilgore focused on confirming the historical and reverse circulation intercepts within the Kilgore deposit, and exploring along the trend and at depth while obtaining structural readings from the oriented core throughout the deposit. Diamond drill hole EX22KG001 was a confirmation drillhole within the current mineral resource envelope identified by the previous drilling. A more detailed sampling was conducted, identifying a high level of grade variability, and control of mineralization by narrow jarosite-filled structures and narrow, high-grade vein stockwork.

The following table highlights selected intervals received to date from the first hole of the six holes completed:

Drillhole	Interval(1)		Interval	Au
	From (m)	To (m)	(m)	(g/t)
EX22KG001	200.60	316.20	115.60	0.74
including	235.25	235.90	0.65	26.50
and including	289.27	316.20	26.93	1.07

(1)	From-to intervals are measured from the drill collar. All intervals are reported as core length.

1 For further information on the above drill results, please refer to the section entitled “Technical Information and Quality Control Notes” and the Cautionary Statements at the end of this news release.

Figure 1: Cross-section demonstrating the assay results for EX22KG001 2

- EX22KG001 confirmed mineralization within the mineral resource envelope
- Detailed sampling identified high grade variability

N
A'
Inferred
EX22KG001
Indicated
A
Major structure
0
300m

EX22KG001
A
A'
UPPER ZONE
Indicated
Inferred
200m TVD
LOWER ZONE
275m TVD
115.60 m @ 0.74 g/t Au
including
0.65 m @ 26.50 g/t Au
and including
26.93 m @ @ 1.07 g/t Au
g/t Au
9
6
3
1
0.5
0.2
Composite cross-section
Looking NW (310°)
0
150m

In addition to diamond drilling, the Company completed a 75-line-kilometre IP and MT survey across high-priority targets along the Kilgore deposit. The survey aims to better define structural features associated with, and the extent of, mineralization and to further define drill targets.

Additionally, 71 Spatiotemporal Geochemical Hydrocarbon (SGH), 37 traditional ICP-MS, and 37 Mobile Metal Ion (MMI) samples have been collected over the deposit to map geochemical responses, with all analytical methods returning strong geochemical responses. Analysis of SGH results by Activation Laboratories Ltd. specialists accurately identified the deposit area (including the parts of the deposit located under post-mineralization cover), suggesting that SGH may be a preferred method of soil sampling, considering that a significant portion of the property is under post-mineralization cover.

As part of the property-wide prospecting program at Kilgore, 211 rock samples have been collected, with 45 assay results still pending. The prospecting confirmed that a significant portion of the property is covered with a barren post-mineralization cover. A combination of geophysics, SGH soil and stream sediment sampling will be used for the target generation in areas under cover.

2 For more information on Kilgore, including its current mineral resource estimates, refer to the technical report filed by Otis Gold Corp. dated August 26, 2019 (the “Kilgore Technical Report”) available under its profile on www.sedar.com and on the Company’s website at www.excellonresources.com.

Figure 2: SGH-identified anomaly in relation to the Kilgore deposit

About the Kilgore Project

Kilgore is an advanced exploration-stage low sulfidation epithermal gold deposit located in Clark County, Idaho. Excellon has a 100% undivided interest in Kilgore with claims totalling 6,762 hectares. Kilgore has Indicated and Inferred mineral resource estimates as stated below.

Mineral Resource Estimate – Kilgore Project(1)
	Tonnes	Au	Au
	(000’s)	(g/t)	(‘000s oz)
Indicated	44,556	0.58	825
Inferred	9,399	0.45	136

(1) For further information on the Kilgore project, including mineral resource estimates for the project, refer to the Kilgore Technical Report and the Company’s Annual Information Form dated March 31, 2022 (the “2022 AIF”) available under its profile on www.sedar.com and on the Company’s website at www.excellonresources.com.

The Company’s 2022 infill drilling program targeted higher-grade mineralization and structures at depth, predominantly in the Aspen formation, seeking to define the potential for structure-controlled higher-grade gold mineralization at the deposit.

About Excellon

Excellon’s vision is to realize opportunities through the acquisition of advanced development or producing assets with further potential to gain from an experienced operational management team for the benefit of our employees, communities and shareholders. The Company is advancing a precious metals growth pipeline that includes: Kilgore, an advanced gold exploration project in Idaho with strong economics and significant growth and discovery potential; and an option on Silver City, a high-grade epithermal silver district in Saxony, Germany with 750 years of mining history and no modern exploration. The Company also aims to continue capitalizing on current market conditions by evaluating and acquiring undervalued projects in the Americas.

Additional details on Excellon’s projects are available at www.excellonresources.com.

For Further Information, Please Contact:

Excellon Resources Inc.
Shawn Howarth, President & Chief Executive Officer

(416) 312-6665
info@excellonresources.com

www.excellonresources.com

Technical Information and Quality Control Notes

	Easting	Northing
Drillhole ID	NAD83 Zone 12	NAD83 Zone 12	Elevation (m)	Azimuth (°)	Dip (°)	Length (m)
EX22KG001	420442	4920422	2327	040	-75	411.96

The drill results contained in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administrators (“CSA”).

Kilgore drill core samples are prepared and assayed by ALS in Twin Falls, Idaho, Reno, Nevada and Vancouver, BC. The lab is accredited to ISO/IEC 17025:2017 and ISO 9001:20015. Assay turnaround times have been impacted recently by a worldwide increase in demand for laboratory services. The Company has a comprehensive quality assurance and quality control (“QAQC”) program, supervised by a Qualified Person, as defined by NI 43-101.

The sampling of, and assay data from, the core sampling and reporting are monitored through a QAQC program designed according to best industry practice. Samples from HQ- and BQ-sized drill core are selected by Excellon geologists and cut into halves at the project site. Half of the core is retained at the site for reference purposes. Sample intervals vary from 0.2 to 3.05 metres in length, with samples being selected to honour geological contacts. Samples are labelled and packed into sealed plastic bags which are grouped into larger fibre bags for shipping. A formal chain-of-custody procedure is in place for the security of samples from project to laboratory.

Samples are delivered by Excellon staff to the ALS laboratory in Twin Falls, Idaho. Samples then undergo crushing to 70% passing two millimetres, rotary split of 250 grams, followed by pulverizing to 85% passing 75 microns before a 50-gram sub-sample is selected for analysis. Fire assay with a gravimetric finish overlimit for gold is performed at Reno, Nevada ALS facility, and ICP-MS multi-element analysis for silver, base metals, and multi-element data is performed at Vancouver,BC ALS laboratory.

Qualified Person

Mr. Jorge Ortega, P. Geo., Vice President Exploration of the Company and a Qualified Person, as defined in NI 43-101 of the CSA, reviewed, verified and approved the scientific and technical information contained in this news release.

CAUTIONARY STATEMENTS ON FORWARD-LOOKING STATEMENTS AND OTHER MATTERS

Forward-Looking Statements

All statements, other than statements of historical fact, contained or incorporated by reference in this news release constitute “forward-looking statements” and “forwardlooking information” (collectively, “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as: “advancing”, “aims”, “believe”, “considering”, “continue”, “could”, “demonstrated”, “development”, “discovery”, “encouraged”, “expectation”, “exploration”, “estimate”, “focus”, “further”, “future”, “growth”, “improve”, “initial”, “interpretation”, “may”, “modeling”, “opportunities”, “option”, “pending”, “pipeline”, “plans”, “potential”, “priority”, “program”, “project”, “prospecting”, “provide”, “risk”, “sampling”, “seeking”, “survey”, “targets”, “testing”, “trend”, “vision”, “will” and “would”, or variations of such words, and similar such words, expressions or statements that certain actions, events or results can, could, may, should, will (or not) be achieved, occur, provide, result or support in the future or which, by their nature, refer to future events. In some cases, forward-looking information may be stated in the present tense, such as in respect of current matters that may be continuing, or that may have a future impact or effect. Forward-looking statements include, without limitation, statements regarding mineralization, mineralized structures, mineral resource envelope and deposit (including potential, grade, further definition, continuation and location); exploration projects, exploration and drill programs and activities (including scale, prospects and prospectivity, successes, targets and current assessments of drilling to date); acquisitions; realization of opportunities (and gains, benefits and other results thereof); discovery and growth potential; economics; and capitalizing on current market conditions. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct, and any forward-looking statements by the Company are not guarantees of future actions, results or performance. Forward-looking statements are based on assumptions, estimates, expectations and opinions, which are considered reasonable and represent best judgment based on available facts, as of the date such statements are made. If such assumptions, estimates, expectations and opinions prove to be incorrect, actual and future results may be materially different than expressed or implied in the forward-looking statements. The assumptions, estimates, expectations and opinions referenced, contained or incorporated by reference in this news release which may prove to be incorrect include those set forth or referenced in this news release, as well as those stated in the 2022 AIF, the Kilgore Technical Report, the Company’s Management’s Discussion and Analysis for the year -ended December 31, 2021 and the quarters already ended in 2022 (together with the accompanying financial statements, collectively, the “FYE2021 and 2022 MD&A”) and the Company’s other applicable public disclosure, all available on the Company’s website at www.excellonresources.com and under its profile at www.sedar.com. Forward-looking statements are inherently subject to known and unknown risks, uncertainties, contingencies and other factors which may cause the actual results or performance of the Company to be materially different from any future results or performance expressed or implied by the forward-looking statements. Such risks, uncertainties, contingencies and other factors include, among others, the “Risk Factors” in the 2022 AIF, and the risks, uncertainties, contingencies and other factors identified in the Kilgore Technical Report and the FYE2021 and 2022 MD&A and the Company’s other applicable public disclosure. The foregoing list of risks, uncertainties, contingencies and other factors is not exhaustive; readers should consult the more complete discussion of the Company’s business, financial condition and prospects that is provided in the 2022 AIF and the other aforementioned documents. The forward-looking statements referenced or contained in this news release are expressly qualified by these Cautionary Statements as well as the Cautionary Statements in the 2022 AIF, the Kilgore Technical Report and the FYE2021 and 2022 MD&A and the Company’s other applicable public disclosure. Forward-looking statements contained herein are made as of the date of this news release (or as otherwise expressly specified) and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable laws.

Mineral Resources

Until mineral deposits are actually mined and processed, mineral resources must be considered as estimates only. Mineral resource estimates that are not classified as mineral reserves do not have demonstrated economic viability. The estimation of mineral resources is inherently uncertain, involves subjective judgement about many relevant factors and may be materially affected by, among other things, environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant risks, uncertainties, contingencies and other factors described in the foregoing Cautionary Statements. The quantity and grade of reported “inferred” mineral resource estimates are uncertain in nature and there has been insufficient exploration to define “inferred” mineral resource estimates as an “indicated” or “measured” mineral resource and it is uncertain if further exploration will result in upgrading “inferred” mineral resource estimates to an “indicated” or “measured” mineral resource category. The accuracy of any mineral resource estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation, which may prove to be unreliable and depend, to a certain extent, upon the analysis of drilling results and statistical inferences that may ultimately prove to be inaccurate. The quantity and grade of “inferred” mineral resource estimates are uncertain in nature and there has been insufficient exploration to define “inferred” mineral resource estimates as an “indicated” or “measured” mineral resource and it is uncertain if further exploration will result in upgrading “inferred” mineral resource estimates to an “indicated” or “measured” mineral resource category. Mineral resource estimates may have to be re-estimated based on, among other things: (i) fluctuations in mineral prices; (ii) results of drilling and development; (iii) results of geological and structural modeling including stope design; (iv) metallurgical testing and other testing; (v) proposed mining operations including dilution; and (vi) the possible failure to receive and/or maintain required permits, licenses and other approvals. It cannot be assumed that all or any part of a “inferred”, “indicated” or “measured” mineral resource estimate will ever be upgraded to a higher category including a mineral reserve.

The mineral resource estimates declared by the Company were estimated, categorized and reported using standards and definitions using Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards for Mineral Resources and Mineral Reserves (the “CIM Standards”) in accordance with NI 43-101 of the CSA, which governs the public disclosure of scientific and technical information concerning mineral projects.

U.S. Readers

The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” as disclosed by the Company are Canadian mining terms defined in the CIM Standards (collectively, the “CIM Definitions”) in accordance with NI 43-101. NI 43-101 establishes standards for all public disclosure that a Canadian issuer makes of scientific and technical information concerning mineral projects. These Canadian standards differ from the requirements of the United States Securities and Exchange Commission (the “SEC”) applicable to United States domestic and certain foreign reporting companies under Subpart 1300 of Regulation S-K (“S-K 1300”). Accordingly, information describing mineral resource estimates for the Company’s projects, including Kilgore, may not be comparable to similar information publicly reported in accordance with the applicable requirements of the SEC, and so there can be no assurance that any mineral resource estimate for the Company’s projects would be the same had the estimates been prepared per the SEC’s reporting and disclosure requirements under applicable United States federal securities laws, and the rules and regulations thereunder, including but not limited to S-K 1300. Further, there is no assurance that any mineral resource or mineral reserve estimate that the Company may report under NI 43-101 would be the same had the Company prepared such estimates under S-K 1300.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXCELLON RESOURCES INC.
(Registrant)

Date: December 6, 2022	By:	/s/ Shawn Howarth
President and Chief Executive Officer